UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Regulated Information

Disclosure Made According to

the Requirements of Belgian Law

March 24, 2010 - 8:00 am CET

Disclosure Made According to the Requirements of Belgian Law

BRUSSELS, Belgium, March 24, 2010 – Delhaize Group (Euronext Brussels: DELB - NYSE: DEG), the Belgian international food retailer, discloses (i) the information with respect to the acquisition of treasury shares required under the new article 207 of the Royal Decree of January 30, 2001 implementing the Belgian Company Code and (ii) the information required under article 15, § 1 and 18, § 1 of the Law of May 2, 2007 regarding the disclosure of major shareholdings in listed companies following a capital increase resulting from the exercise of subscription rights.

Delhaize Group has recently acquired the following number of shares on Euronext Brussels in order to satisfy exercises of stock options:

Purchase date	Number of shares purchased	Average unit purchase price	Lowest unit purchase price	Highest unit purchase price
		(in €)	(in €)	(in €)

March 15, 2010	29 328	59.36	59.26	59.47

March 16, 2010	45 273	60.08	59.60	60.35

March 17, 2010	39 505	61.58	60.65	61.70

March 18, 2010	30 894	61.66	61.38	61.80

Information as of March 19, 2010:

•	Total outstanding capital: € 50 558 284.50

•	Total number of outstanding ordinary shares: 101 116 569

•	Total number of outstanding subscription rights (each right entitles the holder to subscribe to one new ordinary share): 3 707 020

Pursuant to Delhaize Group’s Articles of Association, the threshold as from which a shareholding needs to be disclosed has been set at 3%.

Notifications of important shareholdings to be made according to the Law of May 2, 2007 or Delhaize Group’s Articles of Association should be sent to investor@delhaizegroup.com.

»Delhaize Group

Delhaize Group is a Belgian food retailer present in six countries on three continents. At the end of 2009, Delhaize Group’s sales network consisted of 2 732 stores. In 2009, Delhaize Group posted EUR 19.9 billion in revenues and EUR 514 million in net profit (Group share). At the end of 2009, Delhaize Group employed 138 000 people. Delhaize Group’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Geert Verellen:	+ 32 2 412 83 62
Aurélie Bultynck:	+ 32 2 412 83 61
Barbera Hoppenbrouwers:	+ 32 2 412 86 69

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: March 25, 2010	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President